

May 29, 2013

Via E-mail
Thomas J. Sullivan
President and Chief Executive Officer
Symmetry Medical Inc.
3724 North State Road 15
Warsaw, Indiana 46582

> **Re: Symmetry Medical Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 30, 2013**
> **Filed May 9, 2013**
> **File No. 001-32374**

Dear Mr. Sullivan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Intellectual Property, page 15

1.   Please tell us and clarify in future filings the portion of your business derived from patents that expire in the upcoming year.

Government Regulation, page 15

2.   Please tell us, and clarify in future flings:
   - the extent to which your products require FDA 510(k) clearance, PMA approval, or other listing, and the extent to which your products have achieved required approval or listing;

- the direct and indirect effects on you of any material changes to FDA requirements and when those changes occurred. For example, when did the new Device Registration and Listing requirements mentioned on page 29 go into effect? Will those regulations materially affect your ability to market your products? How?

Please provide similar information regarding any material foreign regulatory process.

Our Symmetry Surgical sales, page 20

3. Please tell us the portion of your business represented by the distribution services mentioned at the bottom of page 20. Also tell us which of the products that you describe in Item 1 are products that you manufacture and which are products that you distribute.

Directors, Executive Officers and Corporate Governance, page 94

4. Please tell us how you ensured that you have provided all disclosure required by Regulation S-K Item 401(f). Address in your response Exchange Act Release No. 66268.

Executive Compensation, page 94

5. Please provide us – and disclose in future filings – tables in the format required by Regulation S-K Items 402(c) and (d). Footnote 7 to your current Summary Compensation Table refers to option grants in 2012 but your Summary Compensation Table does not include the column for Option Awards. Also, your Grant of Plan-Based Awards table does not reflect the option grant and does not include the "Grant Date Fair Value" column. In your response, please show us how you reconcile the information in the Summary Compensation Table to the first sentence on page 48 of you Form 10-K.

Form 10-Q for Fiscal Quarter Ended March 30, 2013

6. Please tell us and clarify in future filings as appropriate:
   - how the Codman integration caused sales disruptions to the extent that you disclose. If the disruptions and distributorship transitions were not resolved during the quarter ended March 30, 2013, please explain the nature and extent of the remaining issues, and provide us your analysis of how you complied with Regulation S-K Item 303(a)(3)(ii).
   - the reasons that excess cash flow was not applied to your term loans as required by your loan agreements according to your disclosure on page 17.

7. Please provide us your analysis of whether the event causing the need for the waiver mentioned on page 17 required you to file an Item 2.04 Form 8-K. Also tell us where you filed the waiver.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David Milne, Esq.